FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007

WAVECOM S.A.

3, esplanade du Foncet
F-92442 Issy-Les-Moulineaux Cedex, France
Tel: 00 33 1 46 29 08 00
(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________.]

MEDIA RELEASE

Wavecom Announces First Quarter 2007 Financial Results

Significant year-on-year revenue growth and Strong 12-month backlog quarter-on quarter

Issy-les-Moulineaux (France) – April 25, 2007 – Wavecom S.A., today announced financial results for its first quarter ending March 31, 2007.

Ron Black, Wavecom Chief Executive Officer, commented, “We are extremely pleased with our first quarter 2007 results which reflect the momentum in our busines as indicated by an impressive 70% year-on-year revenue growth, as well as a significant 60%, quarter-on-quarter, increase in backlog. He added: “We are additionally encouraged to see a growing number of design wins, especially in markets like automotive, that we expect to lead to future higher volume growth.

In millions of euros
Under US GAAP	Group Consolidated Results

	Q1 2006*	Q4 2006	Q1 2007

Revenues	28.2	54.8	48.1

Gross profit	15.0	25.0	20.5

Operating expenses	14.4	21.2	19.0

Operating income	0.6	3.8	1.6

Net income	0.2	3.1	1.9

Additional information

Operating income	0.6	3.8	1.6

Stock option-related expenses	(0.3)	(0.7)	(0.7)

Amortization expense related to acquisition	-	(1.1)	(1.1)

Operating income before stock-option
compensation and amortization expense	0.9	5.6	3.4
related to acquisition

*Note: Q1 2006 results are prior to our acquisition of the M2M business unit from Sony Ericsson acquisition that closed on April 26, 2006.

First Quarter Highlights:

All figures are unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP), unless otherwise noted. Condensed and consolidated financial tables are provided at the end of this release.

Revenues: First quarter 2007 consolidated revenues were €48.1 million, an increase of 70% versus first quarter 2006. This significant year-on-year increase is the result of strong organic growth, as well as revenue contributed from the acquired business that was not in Q1 2006. The bulk of the 12% quarter-on-quarter decrease was due to the fact that there had been licensing revenues recorded in the fourth quarter 2006 for a total of €4.4 million, as well as softening of the dollar. With previous quarter currency rate, Q1 2007 revenues would have been €48.5 million.

In the first quarter, product revenues represented 99% of total sales with a breakdown by region as follows: EMEA 54%; Americas 33%; and APAC 13%. The remaining 1% of total sales was generated by servicing fees. The customer portfolio remained balanced in the first quarter, with the top ten customers representing 53% of revenues as compared to 51% in the previous quarter. No single customer represented more than 10%.

Backlog: As expected, our 12-month backlog on March 31, 2007, increased significantly by 60% to €82.4 million, from €51.5 million as of December 31, 2006. This increase came from all regions, with the highest growth in the Americas.

Gross Margin: For the first quarter 2007, gross margin of €20.5 million represented 42.7% of sales compared to 45.6% in Q4 2006. This decrease was due mainly to the absence of significant high-margin licensing revenue that we saw in the fourth quarter 2006. The gross margin from products, however, increased significantly to 45.6% in Q1 2007 compared to 41.1% in Q4 2006 as margin contributed by the acquired business continued to improve.

Operating Expenses: Total operating expenses for the first quarter 2007 were €19.0 million, a decline from the fourth quarter level of €21.2 million. This decrease was due mainly to the fact that in the fourth quarter we recorded a sizeable accrual for employee bonuses. In addition we recorded no bad debt in the first quarter 2007.

Profit: Operating income for the first quarter 2007 was €1.6 million, declining from €3.8 million in the previous quarter, mainly due to the recognition in the previous quarter of sizeable licensing revenues. On a year-over-year basis, however, this result was significantly better than the operating income of €0.6 million for the first quarter 2006, owing to stronger revenues. Net income for the first quarter 2007 was €1.9 million compared to €3.1 million in previous quarter, and €0.2 million a year ago.

As shown in the above table, on a non-GAAP basis, which excludes stock option expenses and expenses related to our acquisition, the operating income would have been €3.4 million for the first quarter 2007, compared to €5.6 million for the previous quarter.

Balance sheet: Wavecom’s cash position declined slightly quarter-on-quarter from €54.8 million to €53.7 million at March 31, 2007. Cash generated by the good results were compensated by some mitigating factors including the payment of performance bonuses and an increase in working capital, as inventory increased from €6.6 million at December 31, 2006 to €9.0 million at March 31, 2007 as a result of the transfer of most of the production from Mexico to our primary sub contractor in China.

Business news:

Q1 2007 Customer announcements:

•	Wavecom technology selected by PassTime™ USA for its latest payment assurance device, PassTime™ Elite, featuring the Wavecom Q2687 Wireless CPU®. The device harnesses the power of wireless machine-to-machine technology to help credit-troubled people own their own vehicles and mend their credit at the same time.
•	Wavecom announced that PSA Peugeot Citroën, a global leader in advanced automobiles, has selected Wavecom wireless technology for integration in its future generations of intelligent cars.
•	Wavecom announced the integration of its technology into the next generation of Yulon Nissan’s telematics system called TOBE. This next generation of TOBE is an operator-serviced navigation, system integrating Wavecom’s Wireless CPU®. This marks the first contract for Wavecom with an Asian automotive conglomerate for global automotive telematics solutions.
•	Arcom, Inc. and Wavecom, Inc. announced the selection of the Wavecom GR64 Wireless CPU® as the wireless technology for the Arcom ZyWAN asset tracking system. This robust, rugged tracking device offers comprehensive mobile asset tracking functionality, including vehicle location and mobile computing using global cellular connectivity.
Q1 2007 Product announcements:
•	Wavecom introduced the new Fastrack Supreme Wireless CPU®. This Plug & Play family product evolution keeps the same versatile form factor as the previous Fastrack product packed with a host of new features that will carry customer applications well into the future.

•	Wavecom announced an innovative embedded SIM solution that takes a major step in removing obstacles and stimulating wireless M2M and automotive market where traditional SIM cards are sometimes a point of failure risk. Wavecom was the first to demonstrate this technology, which fully embeds the SIM function into selected GSM Wireless CPU® models, and can be activated over-the-air.
•	Wavecom announced commercial availability of the Wavecom CM52 Wireless CPU®. Designed specifically for automotive applications, the CM52 operates within an extended temperature range and has a rugged build for extreme vibrations.
Q1 2007 Management announcement:
•	Wavecom announced the arrival of Emmanuel Walckenaer, a seasoned expert in the field of wireless service delivery and support to head-up its newest activity – RDMS, Remote Device Management Services.

Further commenting on the state of the business, Chantal Bourgeat, Wavecom CFO added, “Less than one-year post acquisition, we have re-established the strong product gross margin we had built in the historical Wavecom business. Our sales teams continue to win new business, our financial footing is solid and we are beginning to realize significant revenue momentum as evidenced by the strong quarter-on-quarter backlog growth.”

Conference Call:

Today at 3:00 p.m. Paris time, Wavecom management will host a conference call in English reserved for financial professionals commenting on its first quarter 2007. To access this call, please use the following numbers: +33 (0)1 70 99 42 87 in France, +44 (0)20 7365 1851 in the U.K. and +1 718 354 1152 in the U.S. Visit the Wavecom corporate website: www.wavecom.com investors section to listen to the conference call commentary webcast (in English).

Wavecom will announce its Q2 2007 results on July 25, 2007 at 7:00 a.m. Paris time.

About Wavecom

Wavecom is a worldwide leader in embedded industrial wireless communication solutions for automotive, machine-to-machine and mobile professional applications. Wavecom's solutions include the Open AT® software platform encompassing the Wavecom Open AT® Operating System, a wide range of Plug-Ins, the Open AT® Integrated Development Environment (IDE) along with a market-leading range of Wireless CPUs (Central Processing Units), and an expanding portfolio of services. These complete embedded solutions enable makers of all types of machines to develop a new breed of intelligent wireless applications, without the need of external processors and other ASICs (Application Specific Integrated Circuits) and components.

Founded in 1993 and headquartered in Paris, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), and Camberley (UK). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.

For further information please contact:
Lisa Ann Sanders	John D. Lovallo
Director, Communications and	Lovallo Communications Group, LLC
Investor Relations	Tel:+ 1 203-431-0587
Tel. +33 1 46 29 41 81	Johnlovalloirpr@sbcglobal.net
lisaann.sanders@wavecom.com

This press release contains forward-looking statements that relate to the company's future business performance, operating expenses and financial results and objectives. Such forward-looking statements are based on the current expectations and assumptions of the company’s management only and involve risk and uncertainties. Potential risks and uncertainties include, without limitation, whether the company will be commercially successful in implementing its strategic reorientation, whether there will be continued growth in the vertical markets and demand for the company’s products, an unanticipated decrease in orders from one of the company’s principal customers or customer cancellation or scale-down of a major project, the company’s reliance on a single contract manufacturer in China for all production requirements, dependence on first parties, changes in foreign currency exchange rates, new products or technological developments introduced by competitors, customer and supplier concerns regarding the company’s overall financial position, and risks associated with managing growth. Unfavorable developments in connection with these and other risks and uncertainties described in the Company's reports on file with the Securities and Exchange Commission could cause the company to not achieve the anticipated or targeted performance or results. As a consequence, the Company’s actual performance and results may be materially different from those expressed by the forward-looking statements above.

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	March 31, 2006	Three months ended December 31, 2006	March 31, 2007

	Euro	Euro	Euro
Revenues :
Product sales	27,462	48,753	47,785
Services revenue	270	1,647	332
Licensing revenue	484	4,369	-

	28,216	54,769	48,117
Cost of revenues :
Cost of goods sold	13,066	28,741	26,012
Cost of services	176	1,048	1,559

	13,242	29,789	27,571

Gross profit	14,974	24,980	20,546
Operating expenses :
Research and development	5,901	8,634	7,758
Sales and marketing	2,886	5,098	5,413
General and administrative	5,568	7,448	5,784
Acquired in process technology	-	50	-

Total operating expenses	14,355	21,230	18,955

Operating income	619	3,750	1,591

Interest income and other financial income, net	321	360	417
Foreign exchange loss, net	(682)	(964)	(48)

Total financial income (loss)	(361)	(604)	369

Income before minority interests and income taxes	258	3,146	1,960
Minority interests	-	-	-

Income before income taxes	258	3,146	1,960
Income tax expense	54	34	12

Net income	204	3,112	1,948

Basic net income per share	0.01	0.20	0.13

Diluted net income per share	0.01	0.19	0.12

Number of shares used for computing :
- basic	15,375,468	15,390,765	15,401,390
- diluted	15,782,195	16,008,840	16,230,460

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except for share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31, 2006	At March 31, 2007

	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	54,776	53,728
Accounts receivable, net	28,727	32,259
Inventory	6,631	8,994
Value added tax recoverable	602	618
Prepaid expenses and other current assets	2,361	3,561

Total current assets	93,097	99,160

Other assets :
Long-term investments	3,639	3,621
Other assets	3,166	2,938
Research tax credit	1,771	1,841
Income tax recoverable	9,617	9,617
Intangible and tangible assets, net	19,770	18,477
Goodwill	8,117	8,117

Total assets	139,177	143,771

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
Accounts payable	36,254	37,578
Accrued compensation	9,367	8,262
Current portion of other accrued expenses	3,713	4,310
Current portion of capitalized lease obligations	233	206
Deferred revenue and advances received from customers	98	829
Other liabilities	653	717

Total current liabilities	50,318	51,902

Long-term liabilities :
Long-term portion of other accrued expenses	15,957	15,986
Long-term portion of capitalized lease obligations	385	383
Other long-term liabilities	858	798

Total long-term liabilities	17,200	17,167

Commitments and contingencies
Shareholders' equity :
Shares, euro 1 nominal value, 15,581,397 shares authorized, issued and outstanding at
March 31, 2007 (15,554,153 at December 31, 2006)	15,554	15,581
Additional paid-in capital	139,393	140,342
Treasury stock at cost (156,345 shares at March 31, 2007 and December 31, 2006)	(1,312)	(1,312)
Accumated deficit	(79,947)	(77,998)
Accumulated other comprehensive income (loss)	(2,029)	(1,911)

Total shareholders' equity	71,659	74,702

Total liabilities and shareholders' equity	139,177	143,771

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended March 31,
	2006	2007

	Euro	Euro
Cash flows from operating activities :
Net income	204	1,948
Adjustments to reconcile net income to net cash provided from operating activities:
Amortization and impairment of intangible and tangible assets	875	2,254
Share-based compensation	264	692
Loss (gain) on sales and retirement of tangible assets	(67)	4
Net decrease in cash from working capital items	(2,329)	(5,127)

Net cash used by operating activities	(1,053)	(229)

Cash flows from investing activities :
Disposal (acquisition) of long-term investments	(22)	18
Purchases of intangible and tangible assets	(529)	(924)
Proceeds from sale of intangible and tangible assets	121	-

Net cash used by investing activities	(430)	(906)

Cash flows from financing activities :
Principal payments on capital lease obligations	(88)	(90)
Proceeds from exercise of stock options and founders' warrants	49	284

Net cash provided (used) by financing activities	(39)	194
Effect of exchange rate changes on cash and cash equivalents	(175)	(107)

Net decrease in cash and cash equivalents	(1,697)	(1,048)
Cash and cash equivalents, beginning of period	60,663	54,776

Cash and cash equivalents, end of period	58,966	53,728

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: May 14, 2007	By: /s/ Chantal Bourgeat

Chantal Bourgeat
Chief Financial Officer